Benessere Capital Acquisition Corp.

777 SW 37th Avenue, Suite 510

Miami, FL 33135-3250

December 31, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Lopez

Re:	Benessere Capital Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed November 3, 2020
File No. 333-249814

Dear Mr. Lopez:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Benessere Capital Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 4, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP